

U.S. SEC 03054826 OMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFFEUS AG/PBA

CREDIT SUISSE Private Advisors

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Bahnhofstrasse 78
(No. and Street)

Zurich	Switzerland	CH-8070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hickey + (411) 334-0032
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	10017
(ADDRESS) Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of Consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulate Commodity Futures and Options accounts (not applicable)**
	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act (not applicable)**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Supplemental Report on Internal Control

I, Richard Isarin, being duly authorized and sworn, affirm that I am an officer of CREDIT SUISSE Private Advisors ("the Company") and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2002 are true and correct. I further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



Richard Isarin
Chief Executive Officer
CREDIT SUISSE Private Advisors

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

Subscribed and sworn to before me
this 25 day of February, 2003.



Notary Public

KARA KESSLER
Notary Public, State of New York
No. 24-01KE4908630
Qualified in Kings County
Commission Expires February 16, 2006



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
CREDIT SUISSE Private Advisors:

We have audited the accompanying statement of financial condition of CREDIT SUISSE Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CREDIT SUISSE Private Advisors as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2003



CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	8,115,303
Securities owned, at market value		115,011
Furniture and equipment at cost, net of accumulated depreciation of $2,886		42,402
Capitalized software at cost, net of accumulated amortization of $60,551		625,042
Other assets		92,398
Total assets	$	8,990,156

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	1,935,199
Accounts payable, accrued expenses, and other liabilities		1,538,094
Total liabilities		3,473,293
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding		8,953,086
Accumulated deficit		(4,706,219)
Accumulated other comprehensive income		1,269,996
Total stockholder's equity		5,516,863
Total liabilities and stockholder's equity	$	8,990,156

See accompanying notes to financial statements.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions and other advisory fees	$	12,226
Trading gains and losses		(16,859)
Other		38,163
Total revenues		33,530
Expenses:		
Employee compensation and benefits		2,083,306
Professional and consulting fees		1,512,036
Occupancy and equipment rental		401,854
Market data and research		169,506
Marketing		126,805
Depreciation and amortization		63,417
Regulatory fees and expenses		2,708
Other		388,316
Total expenses		4,747,948
Loss before income taxes		(4,714,418)
Provision for income taxes		—
Net loss	$	(4,714,418)

See accompanying notes to financial statements.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

		Common stock	Retained earnings/ (Accumulated deficit)	Accumulated other comprehensive income	Stockholder's equity
Balance at January 1, 2002	$	8,953,086	8,199	—	8,961,285
Net loss			(4,714,418)		(4,714,418)
Foreign currency translation				1,269,996	1,269,996
Balance at December 31, 2002	$	8,953,086	(4,706,219)	1,269,996	5,516,863

See accompanying notes to financial statements.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(4,714,418)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		63,417
(Increase) in operating assets:		
Securities owned		(115,011)
Other assets		(79,501)
Increase in operating liabilities:		
Payable to affiliated companies		1,935,199
Accounts payable, accrued expenses, and other liabilities		1,511,238
Net cash (used in) operating activities		(1,399,076)
Cash flows from investing activities:		
Purchases of furniture and equipment		(45,288)
Capitalized software		(685,593)
Net cash (used in) investing activities		(730,881)
Cash flows from financing activities		—
Net cash provided by financing activities		—
Impact of foreign currency translation		1,269,996
Net decrease in cash		(859,961)
Cash and cash equivalents at beginning of the year		8,975,264
Cash and cash equivalents at end of the year	$	8,115,303
Supplementary schedule of cash flow information:		
Interest paid		—
Income taxes paid	$	—

See accompanying notes to financial statements.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)
Notes to Financial Statements
December 31, 2002

(1) Organization and Business Description

CREDIT SUISSE Private Advisors (the Company) is a wholly owned subsidiary of Credit Suisse, which is wholly owned subsidiary of Credit Suisse Group ("CSG"). The Company, as a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. (NASD), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions are cleared through an affiliated company broker dealer on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

The Company was established in March 2001, but did not fully commence operations until July 1, 2002, after it had received the relevant regulatory approvals to operate as a broker-dealer.

While the Company is based and conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission with certain regulatory authorities.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments.

Cash and cash equivalents includes accounts maintained with banks with maturities of ninety days or less.

Securities owned transactions are recorded on a trade date basis. Changes in unrealized gains and losses, as well as realized gains and losses on securities are included in Trading gains and losses in the Statement of Operations.

Furniture and equipment are carried at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful life not exceeding three years.

Capitalized software is carried at cost and amortized on a straight-line basis over the estimate useful life of the related asset, not exceeding three years.

Commission revenue on customer transactions is recorded on settlement date. Interest earned is recorded on accrual basis.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)
Notes to Financial Statements (Continued)
December 31, 2002

Employee compensation paid by the Company is recorded on an accrual basis. Incentive compensation paid by the company is recorded on an accrual basis and is paid to employees in cash or CSG shares at the employees' discretion.

In addition to compensation paid by the Company, certain employees are also granted CSG options as part of overall compensation. Refer to Note (3) Related Party Transactions for further details. The Company accounts for stock-based compensation in accordance with the intrinsic value-based method in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), rather than the fair value-based method in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of the grant.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of these financial statements is U.S. Dollars. Income and expenses derived from foreign transactions have been translated into U.S. Dollars at the average exchange rate for 2002. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2002. Translation adjustments arising from translating the entity's financial statements into the reporting currency are recorded within accumulated comprehensive income.

(3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that the terms of these transactions are on market terms that could be obtained from unrelated third parties. Included in expenses in the accompanying statement of operations are expenses for brokerage commissions on securities transactions, as well as fees for administrative services provided by affiliated companies totaling approximately $2,163,888. The amount included in payable to affiliated companies represents accrued but unpaid amounts relating to these transactions.

As discussed in Note (2), certain employees of the Company are granted options under the CSG Swiss Share Plan. Approximately 75,000 options were granted for 2002. These options vest upon issuance but are not exercisable for a period of four years from the grant date. The options have a term of 10 years. The strike price for the 2002 options was based upon the price of CSG stock at grant date. Total estimated fair value of options granted for 2002 was $590,000. No compensation expense was recognized by the Company for these options. Further, Credit Suisse and not the Company is obligated to perform on these options.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)
Notes to Financial Statements (Continued)
December 31, 2002

(4) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space and computer equipment, expiring at various dates through 2012. Net rental expense on operating leases was approximately $401,854 in 2002. Net future minimum rental payments set out below include sublease revenue aggregating approximately $280,000 per annum over lease terms of up to 9 years.

At December 31, 2002, non-cancelable leases in excess of one year, including sublease revenue had the following minimum lease commitments;

		Minimum lease payments
Year ending December 31:		
2003	$	500,590
2004		502,630
2005		329,402
2006		315,738
2007 and thereafter		1,915,275
	$	3,563,635

(5) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. At December 31, 2002, the Company's net capital was $4,237,645 which was in excess of the minimum requirement of $434,162 by $3,803,483. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through an affiliated company broker-dealer on a fully disclosed basis.

(6) Taxes

As a Swiss domiciled broker-dealer, the Company is subject to taxes in Switzerland. For the year ended December 31, 2002 the Company recorded a loss for Swiss tax purposes. A deferred tax asset of $1,334,865 has been established with respect to this loss. However, a valuation allowance of $1,334,865 has also been established, resulting in a net deferred tax asset of zero, as management has determined that realization of the deferred tax asset is uncertain.

Schedule I

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Stockholder's equity	$	5,516,863
Deductions:		
Nonallowable assets:		
Securities owned	$	24,462
Furniture and equipment		42,402
Capitalized software		625,042
Other assets		92,398
Total deductions		784,304
Net capital before haircuts on securities positions		4,732,559
Haircuts on securities positions:		(494,914)
Net capital		4,237,645
Minimum net capital requirement		434,162
Capital in excess of minimum requirements	$	3,803,483

Note: The above computation does not differ materially from the computation of net capital as filed by CREDIT SUISSE Private Advisors as of December 31, 2002 on February 21, 2003, on Form X-17A-5 of the unaudited focus report. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying independent auditors' report.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
CREDIT SUISSE Private Advisors:

In planning and performing our audit of the of financial statements of CREDIT SUISSE Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2002, we considered its internal control, including control activities for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2003